July 2, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	j2 GLOBAL, INC.
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-25965

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global, Inc. (“j2”), I am sending you this letter in response to your comment letter to Nehemia Zucker, Chief Executive Officer of j2, dated June 5, 2015.

For your convenience, the following is a list of the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in italics, each followed by j2's response to that comment:

Business

Business Cloud Services, page 3

1.
Please revise your discussion of your business cloud services to specify which products are delivered as software as a service or infrastructure as a service. Your discussion should also address the different cost structures for these product categories. For example, please discuss the capital expenditures you may incur acquiring additional server capacity for products delivered as infrastructure as a service, such as data storage.

Response:

See below for the proposed revised disclosure to be included in Item 1. Business within the 2015 Form 10-K. j2 would include similar disclosures in all subsequent periodic reports it files with the Commission where such disclosure is called for by the Commission’s rules and regulations. Moreover, please note that disclosures related to cost structures are included in the revised disclosures provided in j2’s response to the Staff’s Comment #2 below.

…“CampaignerCRM provides customer relationship management solutions designed to increase our customers’ sales and efficiency. All of these services represent software-as-a-service solutions except online backup which represents an infrastructure-as-a-service solution. We believe these services represent more efficient and less expensive solutions than many existing alternatives, and provide increased security, privacy, flexibility and mobility.”…

2.
We note that you generate substantially all of your revenue from this segment from subscription revenues and variable usage revenue. Please identify the products that are sold pursuant to each revenue model. For example, please specify whether your online fax services generate revenue from subscriptions or usage.

Response:

See below for the proposed revised disclosure to be included in Item 1. Business within the 2015 Form 10-K. j2 would include similar disclosures in all subsequent periodic reports it files with the Commission where such disclosure is called for by the Commission’s rules and regulations.

…“We generate substantially all of our Business Cloud Services revenues from "fixed" subscription revenues for basic customer subscriptions and, to a lesser extent, “variable” usage revenues generated from actual usage by our subscribers. Our online fax, virtual phone, email, and customer relationship management products have both a fixed and variable subscription component with the substantial majority of revenues derived from the fixed portion. Our online backup products derive revenue solely from fixed subscriptions. In addition, the cost structures of all our Business Cloud Services are very similar in terms of fixed and variable components and include capital expenditures that are in proportion to revenue for each product offering.”…

Digital Media

Display and Video Advertising, page 6

3.
Expand your discussion of your display and video advertising network operations. This discussion should address your relationships with your advertising customers and the third-party sites where you sell advertising. Please include a brief discussion of your technology and explain how you use information obtained from your users to sell targeted advertising on your owned-and-operated properties and third-party sites.

Response:

See below for the proposed revised disclosure to be included in Item 1. Business within the 2015 Form 10-K. j2 would include similar disclosures in all subsequent periodic reports it files with the Commission where such disclosure is called for by the Commission’s rules and regulations.

Display and Video Advertising

We sell online display and video advertising on our owned-and-operated web properties and on third party sites as well as targeted advertising across the Internet through various unaffiliated third party digital advertising networks.

We have contractual arrangements with advertisers either directly or through agencies.  The terms of these contracts specify the price of the advertising to be sold and the volume of advertisements that will be served over the course of a campaign.

In addition to the contracts with advertisers and agencies, we have contractual arrangements with certain third party websites not owned by us and third party advertising networks to deliver online display and video advertising to their websites.

Our technology allows for both online display and video advertising to be targeted by subject matter, keyword, ad size and placement as well as by past browsing behavior, geography and other factors (such advertising is commonly referred to as interest-based advertising), subject to applicable laws. We use Internet cookies and other end-user tracking technologies to learn about user activity, including:  what pages were visited; which links were clicked; and other actions taken by users on our owned and operated websites and certain third party sites. This practice allows us to provide visitors to our owned and operated websites and certain third party websites with more useful and relevant advertisements.

Financial Statements

Revenue Recognition

Digital Media, page 57

4.
We note that your Digital Media segment derives revenues primarily from advertising campaigns that target your proprietary websites as well as those websites operated by third parties who are part of your Digital Media advertising network.  Please tell us more about your advertising network.  For each service offering please describe in detail the following:
• the nature of the services provided (e.g. ad space, design advertising campaigns or other),
• the nature of each service customer base indicating to what extent its revenues are earned by way of ad exchanges, ad networks, directly from advertising customers and from your proprietary websites,
• the extent to which such revenues are derived from ads published on the internet and on mobile devices, and
• the pertinent terms of your contractual arrangements for each such revenue source.

Explain for us how you account for each revenue source and your consideration of ASC 605-45-45. Indicate whether you recognize such revenues on a gross or net basis.

Response:

The Company’s Digital Media Advertising network comprises our owned-and-operated websites, third party websites and unaffiliated advertising networks or exchanges.  The Company monetizes its content and that of third party websites in its network using online display and video advertising campaigns in two distinct ways:

1.
“First Party”:  As more fully described below, the Company has contractual relationships with advertisers or agencies to serve online display and video advertising across its owned-and-operated web properties, on third party sites or on unaffiliated advertising networks. The terms of these contracts specify the price (usually on a per advertisement impression basis) of the advertising to be sold and the volume of advertisements that will be served over the course of a campaign. We determine the most effective destination as either our own proprietary websites, other third party site or ad network to serve the relevant display and video ads in order to provide the agreed advertisement impression volume to our advertisers. A significant factor in our advertiser’s choice to select us to provide advertising services is our proprietary websites and the associated visitors we attract through our content. Accordingly, the majority of display and video advertisements are served on our propriety websites, thus the majority of our revenue is also generated by this source. These contractual relationships are directly with the advertisers and agencies and, accordingly, we are the primary obligor in these arrangements and we are compensated based on the level of actual delivery under the contract.

2.
“Third Party”:  As more fully described below, the Company has other contractual relationships with certain third-party advertising networks to serve online display and video advertising across its owned-and-operated web properties or on third party sites.  The terms of these contracts specify the price (usually on a per advertisement impression basis) of the advertising to be sold and a commission or exchange share for all impressions served over the course of the contractual relationship to be paid to the exchange or network. These contractual relationships are not directly with the advertisers or agencies and accordingly, we are not the primary obligor with the advertiser in these arrangements.

The Company sells both display and video advertising on an impression basis.  All of this advertising is delivered on the internet.  The Company generally makes no distinction in its contracts on whether that advertising is to be delivered through a desktop or mobile device.  This distinction does not impact the execution of the contract or the revenue recognition.

The recognition of revenue on a gross or net basis is a matter of judgment primarily related to the determination whether the Company is acting as the principal or an agent based on the contractual terms in the arrangements with customers as well as the economic substance of the transactions. ASC 605-45 provides eight factors that should be considered when determining whether a Company is acting as a principal in a transaction. Although, according to ASC 605-45, none of the factors is necessarily conclusive on its own, the presence of multiple factors gives a strong basis for conclusion. As detailed below, the Company recognizes revenue on a gross basis for “First Party” revenue streams and on a net basis for “Third Party” revenue streams.

The Company addressed each factor as follows:

1.	The Company Is the Primary Obligor in the Arrangement
“First Party”:  The Company is obligated to deliver the advertising impressions contracted by the advertiser regardless of whether the impressions are delivered to owned-and-operated properties or to third party properties. The Company’s sales arrangements are contracted directly with advertisers or their agencies and not with visitors, viewers or third party properties. The Company is responsible for the acceptability of the services and in the event of dissatisfaction with a campaign’s performance, the advertisers may require certain remedies by the Company and only the Company. As a result, we determined that the Company is the primary and sole obligor in connection with these arrangements.

“Third Party”:  The Company has contractual relationships with third-party ad-networks. These ad networks and exchanges have contracted with advertisers to sell unused advertising inventory from our owned-and-operated websites and throughout our Digital Media advertising network. We do not negotiate with these advertisers in terms of any contractual requirements and as a result have no direct relationship with them. Accordingly, we determined that the Company is not the primary and sole obligor with advertisers in its revenue arrangements with ad-exchanges.

2.	The Company Has Inventory Risk - Before Customer Order Is Placed or Upon Customer Return
“First Party”:  The Company bears the sales and marketing cost of obtaining the advertising contract with the customer.  The Company also bears the costs of supplying the advertising inventory and content for “First Party” arrangements, and, if the customer is dissatisfied with the performance of an advertising campaign, the advertiser may have recourse against the Company which could require the Company to incur costs to satisfy the customer obligation.

“Third Party”:  The Company does not bear the sales and marketing cost of obtaining the contract with the advertiser.  The Company does bear the costs of supplying the advertising inventory and content for “Third Party” arrangements; however, if an advertiser is dissatisfied with the performance of an advertising campaign, the advertiser does not have any recourse against the Company and we are not obligated to perform any additional services.

3.	The Company Has Latitude in Establishing Price
“First Party”:  All pricing is negotiated between the Company and its advertisers or their agencies. The Company is solely involved in the pricing negotiations and has latitude (subject to competitive market pressures) in setting the prices of advertising impressions.

“Third Party”:  All pricing is negotiated between the ad-exchange and its advertisers; however, the Company does set a floor to the pricing of advertising campaigns that it will receive.  The Company does not believe that the existence of a floor in and of itself gives us significant control in establishing price.  The Company receives its net revenue share based on its contract with the ad-exchange; therefore, the Company’s price can be viewed as “fixed.”

4.	The Company Changes the Product or Performs Part of the Service
“First Party”:  As discussed above, the Company performs all relevant aspects of the service by delivering online display and video advertising across its owned-and-operated web properties, on third party sites or on unaffiliated advertising networks with respect to “First Party” revenue streams.

“Third Party”:  The Company does not perform any significant aspects of the service with the advertiser.  The Company merely allows the advertiser access to advertising inventory on its owned-and-operated and third party properties for the advertisers’ provision of advertising.

5.	The Company Has Discretion in Supplier Selection
“First Party”:  The Company has complete discretion in serving impressions through its owned-and-operated properties or through third-party properties.

“Third Party”:  The technology within the third party advertising exchange platform determines where impressions are served.

6.	The Company Is Involved in the Determination of Product or Service Specifications
“First Party”:  The Company is involved in the determination of product and service specifications through its negotiation of the advertising contract and specific delivery of impressions against the contract.

“Third Party”:  The Company is not involved in the determination of product or service specifications within the contract and delivery against these specifications is the responsibility of the third party advertising exchange.

7.	The Company Has Physical Inventory Risk—After Customer Order or During Shipping
The Company does not have physical inventory risk in either case due to the digital nature of the inventory.

8.	The Company Has Credit Risk
“First Party”:  The Company bears all credit risk with its customers.  The Company will suffer a loss for the sales and marketing costs of obtaining the advertising contract.  The Company will also suffer a loss for inventory costs if the customer refuses to pay based on either a credit event (such as bankruptcy) or dissatisfaction with the performance of the advertising campaign.

“Third Party”:  The Company receives a fixed amount (on a per impression basis) for all impressions served.  Any credit risk is accounted for in the fees and revenue share charged by the third party advertising exchange.

In addition to the eight principal indicators discussed above, ASC 605-45 also provides an additional three factors that indicate net revenue reporting as an agent may be appropriate, as follows:

1.	The Supplier (not the Company) is the primary obligor in the arrangement.
First Party”:  As previously discussed, the Company has established and concluded that it is the primary and sole obligor in its arrangements with advertisers, not its suppliers.

“Third Party”:  As previously discussed, the Company has established and concluded that it is not the primary and sole obligor with advertisers in its revenue arrangements with ad-exchanges.

2.	The amount the Company earns is fixed.
“First Party”:  As previously discussed, all pricing is negotiated between the Company and its advertisers or their agencies. The Company is solely involved in the pricing negotiations and has latitude (subject to competitive market pressures) in setting the prices of advertising impressions.

“Third Party”:  As previously discussed, the Company receives a fixed amount (on a per impression basis) for all impressions served.

3.
The Supplier (and not the Company) has credit risk. If credit risk exists, but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue on a net basis.

“First Party”:  As previously discussed, the Company bears all credit risk with its customers. The Company will suffer a loss for the sales and marketing costs of obtaining the advertising contract.  The Company will also suffer a loss for inventory costs if the customer refuses to pay based on either a credit event (such as bankruptcy) or dissatisfaction with the performance of the advertising campaign.

“Third Party”:  As previously discussed, any credit risk is accounted for in the fees and revenue share charged by the third party advertising exchange. The Company does not bear any credit risk associated with non-payment related to advertisers.

The Company concluded based on the aforementioned factors that accounting for revenue on a gross basis was appropriate for “First Party” revenue streams and that accounting for revenue on a net basis was appropriate for “Third Party” revenue streams.

In addition, see below for the proposed additional disclosure to be included as the final paragraphs of the Digital Media portions of the Revenue Recognition sections found in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 2(d) – Revenue Recognition of the Notes to Consolidated Financial Statements within the 2015 Annual Report on Form 10-K. j2 would include similar disclosures in all subsequent periodic reports it files with the Commission where such disclosure is called for by the Commission’s rules and regulations.

…“The Company determines whether Digital Media revenue should be reported on a gross or net basis by assessing whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as the principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. In determining whether the Company acts as the principal or an agent, the Company follows the accounting guidance for principal-agent considerations and the Company places the most weight on three factors: whether or not the Company (i) is the primary obligor in the arrangement, (ii) has latitude in determining pricing and (iii) bears credit risk.”…

5.
Please also explain your lead-generation campaign business for us. Tell us what qualified leads are and how much revenue they generate for your segment. Describe the services performed, the cost you incur to generate these revenues and how they are accounted for (i.e., gross vs. net) and why.

Response:

The Company’s lead generation business brings buyers and vendors of enterprise-wide systems and services together.  The Company publishes research and other interactive content across its owned-and-operated web properties, on third party sites and across various unaffiliated third party advertising networks. The Company also distributes this research through emails and telemarketing.  The Company’s research and other interactive content focuses on systems in the Customer Relationship Management (“CRM”), Finance and Operations, Human Resources, Information Technology and Telephony market spaces.  The research and interactive content may include surveys, whitepapers or other content that is designed to gather information about potential purchasers of these systems for purposes of generating a sales lead. Vendors of enterprise-wide systems and services contract with the Company to provide a certain volume of sales leads over a specific campaign period. The Company incurs certain content, qualification, administrative and customer service costs in order to provide these sales leads.

The Company advises the Staff that a qualified lead is defined under contracts with our customers and is generally defined in those contracts as the identification of a person or entity that has the interest and authority to purchase an enterprise-wide product or service.  Interest is generally “qualified” by determining that the person or entity has a need for the product or service and that there is a specific timeframe for the purchase of that product or service.  Authority is “qualified” by determining if the person or entity has enough funds budgeted for the product or service and that the person or entity has the authority to implement that budget.

The revenues and costs associated with the lead-generation campaign business are accounted for on a gross basis. The Company has not historically disclosed the amount of revenue it generates through its lead generation business since it has not been viewed by the Company as material to an understanding of our financial statements on a consolidated or segment basis.

The factors below describe the rationale for the Company accounting for revenue associated with the lead generation business on a gross basis:

1.	The Company Is the Primary Obligor in the Arrangement
The Company is the primary and sole obligor in its lead generation revenue arrangements and is responsible for delivering the leads contracted for regardless of whether the leads are able to be procured from Company owned sources or from third parties.  The Company’s lead generation sales arrangements are contracted directly with the enterprise systems vendors or their agencies and not with the buyers of these systems or third party suppliers of leads.  In the event of dissatisfaction with leads that are delivered, the customers may have recourse against the Company and we may be obligated to perform additional services.

2.	The Company Has Inventory Risk - Before Customer Order Is Placed or Upon Customer Return
The Company bears the costs of procuring leads. If a customer is dissatisfied with the quality of the leads that have been delivered, the Company may have to incur costs to procure additional leads to satisfy the customer.  In addition, the Company bears the cost of generating research and other content on a consistent basis to maintain a database of leads that do not become outdated.

3.	The Company Has Latitude in Establishing Price
All pricing is negotiated between the Company and its customers. The Company is solely involved in the pricing negotiations and has latitude (subject to competitive market pressures) in setting the prices for the delivery of leads.

4.	The Company Changes the Product or Performs Part of the Service
The Company’s interactive content is designed to provide additional information about a site visitor that “qualifies” (as defined above) the visitor as a lead for a certain enterprise product or service.

5.	The Company Has Discretion in Supplier Selection
The Company can procure leads through its own content or through several third-party vendors that also procure leads.

6.	The Company Is Involved in the Determination of Product or Service Specifications
The Company’s product is a qualified lead and the Company designs its content to obtain the information necessary to “qualify” a lead.  The Company believes, therefore, that we determine the specification of the product.

7.	The Company Has Physical Inventory Risk—After Customer Order or During Shipping
The Company does not have physical inventory risk due to the digital nature of the leads.

8.	The Company Has Credit Risk
The Company bears all credit risk with its customers.  The Company will suffer a loss for the sales and marketing costs for obtaining the customer contract and also the costs of lead procurements if a Customer refuses to pay based on either a credit event or dissatisfaction with the leads procured.

In addition to the eight principal indicators discussed above, ASC 605-45 also provides an additional three factors that indicate net revenue reporting as an agent may be appropriate, as follows:

1.	The Supplier (not the Company) is the primary obligor in the arrangement.
As previously discussed, the Company has established and concluded that it is the primary and sole obligor in its arrangements with customers, not its suppliers.

2.	The amount the Company earns is fixed.
The amount earned by the Company for the delivery of leads will vary based on the volume and pricing terms in the customer contracts.

3.
The Supplier (and not the Company) has credit risk. If credit risk exists, but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue on a net basis.

The Company’s suppliers bear no credit risk from our contracts with customers.

The Company concluded based on the eight principal factors and the three supplier factors that accounting for revenues associated with lead-generation business on a gross basis was appropriate.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns. My direct line is (323) 860-9276.

Sincerely,

/s/ Jeremy Rossen
Jeremy Rossen
Vice President and General Counsel

cc:              Nehemia Zucker, Chief Executive Officer
 R. Scott Turicchi, President and Chief Financial Officer